Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67884

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: K Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

805 3rd Ave, Floor 14
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Brown   404-303-8840   mobrown@bdsolutions.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd., Suite 700   Denver   CO   80237
(Address)   (City)   (State)   (Zip Code)

10/20/03   349
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Michael Brown__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __K Capital LLC__, as of __12/31__, 2 __024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BENGIE MAR SOLON DIAMOS
Notary Public - State of Georgia
Forsyth County
My Commission Expires Feb 18, 2026

Notary Public

Signature: _Michael Brown_

Title: Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

K CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2024

K CAPITAL LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
K Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of K Capital LLC (the "Company") as of December 31, 2024, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as K Capital LLCs auditor since 2014.

Denver, Colorado
February 26, 2025



K CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$	55,597
Due from Parent (Note 3)		181,800
Other assets		107
Total assets	**$**	**237,504**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable	$	-
Total liabilities		-
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		-
MEMBER'S EQUITY		237,504
Total liabilities and member's equity	**$**	**237,504**

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

K Capital LLC (the "Company") was formed in the state of Delaware on March 14, 2011, and is a wholly owned subsidiary of Kinetic Advisors LLC. The Company's objective is to assist business clients in the areas of private placements, mergers and acquisitions, oil and gas interests and limited partnerships. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended December 31, 2024.

Revenue Recognition

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update, ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

<u>Income Taxes</u>
The Company is recognized as a disregarded entity by the Internal Revenue Service. The Member of the Company is liable for federal and state income taxes on the Company's taxable income. The Company, through its Member, is subject to New York City Unincorporated Business Tax.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company, through its Member, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

<u>Recently Issued Accounting Pronouncements</u>

The FASB has issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to improve disclosures about a public entity's reportable segments and address requests from investors and other allocators of capital for additional, more detailed information about a reportable segment's expenses. The guidance in FASB ASU 2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented in financial statements. The Company has adopted ASU No. 2023-07 and it did not have a material impact to the Company's financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. On December 31, 2024, the Company had net capital and net capital requirements of $55,597 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company has entered into an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays various shared expenses including rent, utilities, salaries, marketing and advertising, professional and other miscellaneous expenses. Total of such expenses under this agreement were $18,510 per month for the year ended December 31, 2024. The Company expensed $222,120 in accordance with its expense sharing agreement. As of December 31, 2024, the Company had a due from Parent balance of $181,800.

NOTE 4 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in business with various counterparties. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2024, the Company did not hold cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash, other assets, and due from Parent are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.